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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For October 30, 2006


                        International Uranium Corporation
                 (Translation of registrant's name into English)


               Suite 2101 -- 885 West Georgia Street, Vancouver,
                        British Columbia, Canada V6C 3E8
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      International Uranium Corporation
                                                (Registrant)



Date:  October 30, 2006               By: /s/  Ron F. Hochstein
                                          --------------------------------------
                                          Ron F. Hochstein, President and CEO


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                                  EXHIBIT INDEX


Exhibit Number       Description
--------------       -----------------------------------------------------------
      1              Press Release dated October 26, 2006 Information Circular
                     Mailed to Shareholders




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[IUC LOGO]                                     INTERNATIONAL URANIUM CORPORATION
                                           Suite 2101 -- 885 West Georgia Street
                                                          Vancouver, BC  V6C 3E8
                                                               Tel. 604-689-7842
                                                               Fax. 604-689-4250
                                                             www.intluranium.com


PRESS RELEASE


                 IUC INFORMATION CIRCULAR MAILED TO SHAREHOLDERS

VANCOUVER, BC... OCTOBER 26, 2006 (IUC:TSX)... INTERNATIONAL URANIUM CORPORATION ("IUC" or the "Company") is pleased to report that the Management Information Circular and Proxy relating to the proposed business combination of IUC and Denison Mines Inc. ("Denison") has been mailed to IUC shareholders.

All shareholders are invited to attend a special meeting of the shareholders of IUC to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada on Monday, November 20, 2006 at 10:30 a.m. (Toronto time). The purpose of the meeting is to consider and vote on the proposed merger with Denison as well as other matters relating to the merger.

The merger of IUC and Denison will create a growth oriented and diversified uranium producer with estimated combined annual production of approximately 5 million pounds U3O8 by 2010 and a strong financial position with approximately Cdn$130 million in working capital.

As of June 30, 2006, the combined company's pro forma financial highlights include:

o  Cash and short-term investments of approximately Cdn$120 million
o  No long-term debt

The strength of the pro forma balance sheet will allow the combined company to pursue a development growth strategy and fund an aggressive exploration program.

The combined company will be positioned as the premier North American uranium intermediate producer, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the combined company will have ownership interests in two of the four operating uranium mills in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions will uniquely position the combined company for growth and development into the future.

The combined company will also have a strong exploration position with large land positions in the United States, Canada and Mongolia. Correspondingly, the combined company will have one of the largest uranium exploration teams among intermediate uranium companies. In addition, the combined company will have further exposure to exploration through equity investments in JNR Resources Inc., Energy Metals Limited in Australia and several other exploration companies. The combined company will continue to be the manager of Uranium Participation Corporation, a company created to buy, hold and sell uranium.

E. Peter Farmer will become the Chief Executive Officer of the combined company and Ron F. Hochstein will become the President and Chief Operating Officer. James R. Anderson will be the Chief Financial Officer. Both Denison and IUC will be equally represented on the board of directors of the combined company, with Lukas H. Lundin acting as Chairman of the Board.

At the closing of the plan of arrangement, Denison will amalgamate with a wholly owned subsidiary of IUC and holders of Denison common shares will exchange each one of their Denison common shares for 2.88 IUC common shares. IUC shareholders will continue to hold their existing common shares. The combined company will be renamed Denison Mines Ltd. and will retain a primary listing on the Toronto Stock Exchange.

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Existing IUC and Denison shareholders will each own approximately 50% of the combined company. The combined company will have approximately 176 million common shares outstanding at the completion of the merger.

The board of directors of each of Denison and IUC have received fairness opinions from their respective financial advisors with respect to the transaction consideration. Both boards are unanimously recommending approval of the transaction by their respective shareholders.

The transaction is currently expected to close by December 1, 2006, subject to receipt of all requisite approvals. Further details about the merger can be found in the management information circular and proxy statement.

The IUC board of directors unanimously recommends that shareholders vote in favour of the matters to be placed before them in connection with the arrangement transaction. The directors and senior officers of each company have entered into agreements to vote their respective shareholdings in support of the transaction and to refrain from disposing of their shares prior to the applicable shareholders' meeting. The Lundin family interests have also pledged their support of the transaction.

IUC is very enthusiastic about the future of the combined company and looks forward to continue to develop the combined company together with the Company's new colleagues at Denison. The Company believes the combined operating, development and exploration expertise of the two companies will create a strong foundation for continued growth. The combined company will have ownership interests in two of the four active uranium mills in North America and IUC's U.S. mine development programs will add to Denison's ongoing McClean Lake production. The combined company will also have substantial mineral reserves and resources and an exploration program to provide for future growth.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. and a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company is a significant shareholder in Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Russia, Nicaragua and Mongolia.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



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United States investors are advised that while the term resources is recognized by Canadian regulations, SEC does not recognize that term. Investors are cautioned not to assume that all or any part of mineral deposits in this category will ever be converted into reserves.



On behalf of the Board,


Ron F. Hochstein
President and C.E.O.





For further information, please contact Sophia Shane, Corporate Communications, at 604-689-7842.